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# The first certified carbon neutral energy drink rapidly growing across the US

PITCH VIDEO   INVESTOR PANEL


Riff
get-it guava
booyah berry
Vernon Davis
Super Bowl Champion
and Big Screen Actor

letsriff.com   Bend OR

Main Street   Retail   Food   Coffee   Food Tech

LEAD INVESTOR



**Vernon Davis**

I'm investing with Riff so that I can help make the world better. The mission is to empower and inspire others to be better than they were before. Its starts with mitigating pollution by using cascara in the form of a beverage and creating another lane that where farmers can become more portable. It's all about sustainability and longevity. I'm willing to give all the time and energy I can to invest in a product and company that's making a difference. I am beyond grateful for the opportunity to be apart of this journey. What we do now will make a better tomorrow and with the help from all of Team Riff we will triumph.

Invested $5,000 this round & $150,000 previously

Learn about Lead Investors

OVERVIEW   DETAILS   UPDATES 17   WHAT PEOPLE SAY 56   ASK A QUESTION 6

## Highlights

1. 🙌Backed by Seasoned Investors in Food & Bev, Technology, Retail, Venture Capital & Consumer Goods
2. 📈 Company with existing revenue demonstrated 7.4% growth in our distributed beverage lines in 2021
3. 💵 Riff Energy+ Revenues Projected to grow 1,300% this year and surpass $35M by 2026
4. 🛒Distributed to top natural & conventional grocery stores in 9 States within 9 months of launching
5. 📈 Capitalize on rapid-growth climate friendly energy drink market using byproduct of coffee harvest
6. 💵 Growing E-Comm presence expected to reach $17k in sales per month by the end of 2022
7. 🙌 Experienced Founders with deep industry experience in Food Science, Coffee, Beverage and Branding
8. 🤘Rock Star Team of Advisors Including NFL champion Vernon Davis &former president of Anheuser-Busch

## Our Team



**Paul Evers** Co-founder / CEO

Paul is a veteran in brand strategy, design, and advertising and led the creative teams who built brands such as Humm, Deschutes Brewery, and 21st Amendment. "I love championing Riff's purpose along with our incredibly resilient and creative team."

Riff was built by industry veterans from food science, cold brew coffee, craft beverage, pro sports, branding, operations, sales and marketing. Paul Evers led the teams who built brands like Humm Kombucha, Deschutes Brewery and 21st Amendment. Nate Armbrust, former head of cold brew innovation at Stumptown, is a pioneer in the cold brew space.



**Nate Armbrust** Co-founder, Product Oversight

Food science innovator & nitro cold brew inventor. Former Stumptown head of cold brew operations, scaling from in-cafe brewing to national retail distribution.



**Kevin Smyth** Co-founder / COO

Leveraging a career in brand management & brand strategy, Kevin migrated to entrepreneurialism with the launch of Crux Fermentation.

SEE MORE

## Pitch


Riff
sparkling
get-it guava
energy

Born in Bend, Oregon; Riff Energy+ is the nation's first certified carbon-neutral, plant based energy drink. Available in three flavors made with real fruit juices, Riff Energy+ creates an equally healthy and tasty energy drink using cascara, the needlessly discarded nutrient-rich fruit that surrounds the coffee bean on the plant. We are an early player in an untapped emerging market within the energy drink space, serving the growing population of millions of consumers that seek plant-based, sustainable and accessible energy drink options. Powered by the easy scalability of our distribution model and the sustainability of our product, Riff Energy+ is poised to be a profit-generating leader in the next wave of healthy energy drink products.

**Why Invest in Riff?**

There are many reasons why now is the time to invest in Riff. Through WeFunder, you can become one of the many early stage investors; which already include the likes of Super Bowl Champion Vernon Davis, taking a stake in our success.

1. **Number One: Our Market Traction Increases Every Day**

We've been rapidly growing our distribution and revenues since launching last spring. Riff Energy+ has already made it onto 250+ grocery store shelves in 9 Western States, cemented 3 distribution deals, and launched e-commerce sales on Amazon, Imperfect Foods, Hungry Harvest, DashMart & Gopuff. We've partnered with the nation's top two natural food distributors, UNFI and KeHE and built our own direct-to-consumer channel at LetsRiff.com. We are continuously expanding distribution to new markets including the opening of Northeastern States in Summer of 2022 and signing new distribution agreements to bring Riff national by 2024.


Riff
sparkling
pick-it-up pomegranate
get-it guava
booyah berry
energy

1. **Number Two: Our E-commerce Focused Distribution Strategy is Proving a Success**

With early recognition of the significant shift in market access and consumer behavior at retail grocery stores brought on by the pandemic, we pivoted our sales and marketing priorities to focus heavily on direct to consumer e-commerce sales channels. We have developed a proactive e-commerce strategy focused on both Amazon and on an enhanced direct-to-consumer experience on our own website, LetsRiff.Com, leveraging organic and paid media along with brand ambassadors to drive traffic. We recently signed College Basketball star and TikTok influencer Sedona Prince as a brand ambassador. Sedona has over 3 million TikTok followers that she is activating through targeted content highlighting Riff Energy+.

1. **Number Three: Our Timing is Perfect**

Riff Energy+ is the right product at the right time. Consumer trends are in the midst of radical change accelerated by the pandemic. Consumers are overwhelmingly choosing the new generation of products that are :

- 🌱 Plant-Powered and Good For You
- ⚡ Functional Benefits
- 🍩 Reduced Sugar
- ♻️ Upcycled from coffee harvest byproduct
- 🤝 Ethical Sourcing
- 🌎 Carbon Neutral

This trend carries over into the rapidly growing clean energy drink market, with 27.6% growth YOY for clean-labeled energy drinks.


$30B
$25B
$20B
$15B
HEALTH CONSCIOUSNESS & PREFERENCE TOWARD FUNCTIONAL BENEFITS CONTINUES TO FUEL GROWTH IN THE U.S. ENERGY DRINK MARKET
2020
2021
2022
2023
2024
2025
2026
2027
THE U.S. ENERGY DRINK MARKET IS FORECASTED TO GROW 5.4% CAGR THROUGH 2027, REACHING $28B IN ANNUAL SALES.
Source: Research and Markets US Energy Drink Market Forecast 2021-2027


Functional Beverages
16.8% Growth YOY
Clean Label Functional Beverages
27.6% Growth YOY
SPINSScan TOTAL US - MULO Channel (Powered by IRI), TPL Universe, 52 Weeks ending 08/08/2021

**Our Distribution Strategy**

We built a distribution network that sets the foundation for Riff to scale. In our home market of Oregon, most of our distribution is handled via Direct-Store-Delivery (DSD) partner, Point Blank. In addition, Riff is also distributed to key accounts in Oregon as well as throughout the west coast via UNFI and KeHE, the nation's two largest natural foods distributors.

UNFI BETTER FOOD. BETTER FUTURE. KeHE




States with Riff retail distribution
Riff E-commerce customers

**Our Retail (Grocery) Traction**

In our first 2 years we achieved distribution to 9 Western states (AK, AZ, CA, HI, ID, MT, OR, WA & WY), including leading retailers like Safeway, Albertsons, Market of Choice, New Seasons, New Leaf, Fred Meyer (Kroger), Haggens, Rosauers, Family Foods, Lunardi's, Draegers, Oliver's Markets, Berkeley Bowl. We've engaged with leading retail growth partners on sales, retail execution and restocking (merchandising) and data reporting to effectively scale without the overhead of a sales team.


Riff
Sparkling Energy
Drink
2/4.00
Choice Buy

**In House Production:**

To support our proprietary approach to cold brewing, Riff built its own state-of-the-art production facility with equipment designed and fabricated by the nation's leading brewing equipment manufacturer.





**Our Team Has a Track Record for Excellence**

Riff was named one of 5 Finalists at 2018 BevNet Live's New Beverage Showdown, the industry's "Super Bowl" of new beverage companies. We grew Riff into a successful company off of our award winning cold brew products, and we have the experience and the track record to do the same with Riff Energy+.

- 2018 NAMED OREGON'S "EARLY STAGE COMPANY OF THE YEAR"
- 2018 FINALIST IN BEVNET'S NEW BEVERAGE SHOWDOWN
- 2019 WINNER OF VENTURE CONFERENCE "IMPACT INVESTMENT" AWARD
- 2020 NATURAL PRODUCTS EXPO WEST PITCH SLAM FINALIST
- 2020 7-11 BRANDS WITH HEART COHORT
- 2020 FOODBYTES! COHORT SELECTION


BENDVENTURE CONFERENCE
2019 BVC Impact Winner
Eighty Five Thousand
EDCO
ADM

**We Have Already Been Featured in Major Publications Including**

**Here is some Recent Press for Your Viewing Pleasure (you can see more on https://wefunder.com/letsriff/buzz)**

1. Foodingredientsfirst.com

2. ABC news

3. BEVNET

**Riff Energy+ is part of a Sustainable Future**

With 25 billion pounds of dried whole bean coffee produced around the world each year, it's estimated that 100 billion pounds of nutritionally-rich cascara is also produced as a byproduct, with 70% being thrown to waste, wreaking havoc on the environment and exacerbating challenges for struggling coffee farmers. Cascara waste emits methane gas as it decomposes equivalent, globally, to 31 billion pounds of CO2 (the same level of emissions as 3 million automobiles in a single year.



Generating demand for nutritionally-rich cascara by upcycling it into food and beverage products saves it from going to waste and wreaking havoc on the environment, creates additional revenue streams and employment for struggling farming communities with little to no additional investment, and delivers cascara's exotic fruit flavors, naturally occurring caffeine, and nutritional benefits to consumers.



> ***Riff Co-founders, Bobby and Paul Evers, in Acevedo, Colombia touring coffee farms in 2017***



**Rock Star Advisors**

In addition to Riff's Founding and Executive teams, we rely on a diverse team of 15 expert advisors that provide us with unmatched expertise, networking and ongoing guidance. Advisory Board members include:



**Vernon Davis**
Advisor, Investor, Brand Ambassador
Super Bowl Champion, Big Screen Actor, Entrepreneur



**Sanjay Dholakia**
Advisor
Former CEO/CMO/GM Marketo



**Dave Peacock**
Advisor, Investor
COO Continental Grain; Former President Anheuser-Busch and President/COO, Schnucks



**Jerek Theo Lovey**
Advisor
Co-Founder, CEO Take Two Foods; Founder, CEO Pacific Super Foods



**Linda Jeo Zerba**
Advisor
Consumer Insight Specialist; experience with Coke, Pepsi, Nike and Samsung



**Elliot Begoun**
Advisor, Investor
Founder, CEO The Intertwine Group Accelerator

**Our Strategic Angel Investors Believe in the Opportunity of Riff Energy+**

We're proud to have some of the most respected Founders, Presidents and CEO's of companies like Anheuser-Busch, Hydro Flask, Pacific Foods, Moonstruck Chocolates, Jamba, Big Lots, Smarsh, G5, Sightbox, Rogue Ventures and Vegas Tech Fund become part of our tribe of angels.



Riff
Riff
Riff

## The Bottom Line:

Riff is an established company with a track record of successful products and paying customers who have developed a groundbreaking new beverage product, Riff Energy+ which targets an unrealized market of those who seek energy and focus-boosting drinks that are healthy and fresh. Our new product will also convert local coffee drinkers expanding beyond those who may like caffeine but don't like coffee or high sugar energy drinks.



Riff
sparkling
pick-it-up pomegranate
Riff
sparkling
get-it guava
Riff
sparkling
booyah berry